Exhibit 99.1

Amdocs Limited Reports Third Quarter Fiscal 2020 Results

Quarterly Revenue of $1.03 Billion, Exceeding Midpoint of Guidance

Raises Fiscal 2020 Revenue Growth Outlook to 1.1%-2.1% YoY as

Reported and 1.6%-2.6% YoY in Constant Currency

Expects Announced Acquisition of Openet to Close in Fourth Quarter

Fiscal 2020

Third Quarter Fiscal 2020 Highlights

•

Revenue of $1,026 million, exceeding the midpoint of the $990-$1,040 million guidance range, also after adjusting for a positive impact from foreign currency movements of approximately $5 million compared to our guidance assumptions

•	Record managed services revenue of $604 million, up 4.6% as compared to last year’s third fiscal quarter and equivalent to approximately 59% of total revenue

•	GAAP diluted EPS of $0.90, above the midpoint $0.81-$0.91 guidance range

•	Non-GAAP diluted EPS of $1.07, above the midpoint of the $1.00-$1.08 guidance range

•	GAAP operating income of $148 million; GAAP operating margin of 14.4%

•	Non-GAAP operating income of $175 million; non-GAAP operating margin of 17.1%

•	Quarterly free cash flow of $146 million, comprised of cash flow from operations of $187 million, less $41 million in net capital expenditures and other; normalized free cash flow of $169 million (1)

•	Cash and cash equivalents of $1,194 million, including aggregate borrowings of $750 million

•	Twelve-month backlog of $3.48 billion, up $20 million sequentially and up 2.4% as compared to last year’s third fiscal quarter

•	The board of directors approved a quarterly cash dividend of $0.3275 per share to be paid on October 23, 2020

(1)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding).

ST. LOUIS – August 5, 2020 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three months ended June 30, 2020.

“Our fiscal Q3 was our first full quarter operating under the global conditions of the COVID-19 pandemic, considering which I am proud of the company’s performance. Revenue exceeded the midpoint of our guidance and included healthy year-over-year growth in North America and another record quarter in managed services. Our operating execution was especially noteworthy this quarter as we delivered a significant number of live deployments, maintained stable profitability and generated robust free cash flow. Additionally, the pace of deal signings accelerated during Q3 and included an agreement to support Bell Canada’s cloud-native strategy, an enterprise digital transformation project in the Philippines and our first-ever modernization award at Three UK,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

Sheffer continued, “As part of our strategy to accelerate the pace of taking the communications industry to the cloud, we recently announced an agreement to acquire Openet, a leading provider of 5G charging, policy and cloud technologies whose customers include several of the world’s top 10 largest service providers. Openet’s technologies naturally complement our own portfolio of 5G solutions, the combination of which will greatly strengthen our leading technology position in the market. Moreover, we are excited by the opportunity to bring Openet to our global customer base of more than 350 service providers, helping them to further succeed in the wave of 5G advancements around cloud, edge compute, IoT and new customer experiences. Overall, we believe Openet represents the right acquisition at the right time in the industry and we look forward to welcoming their innovative team of software professionals to Amdocs upon closing later in Q4.”

Sheffer concluded, “Our 12-month backlog increased quarter-on-quarter and year-over-year in Q3. This supports a stronger fourth quarter revenue outlook than we previously forecasted, the midpoint of which includes the resumption of growth on a sequential basis. We are on-track to generate normalized free cash flow of $500 million in fiscal 2020, which is slightly better than the original guidance we provided at the beginning of the year. Moreover, we see an attractive and increasing pipeline of opportunity ahead, which we believe can sustain future long-term growth as we leverage our market-leading product offerings, track-record of execution, and pedigree for innovation. To add a final important point, I would like to recognize our global base of talented employees to whom we are thankful for the extraordinary professionalism and commitment they have shown during the global pandemic.”

Revenue

Revenue for the third fiscal quarter ended June 30, 2020 was $1,026 million, down $22 million sequentially from the second fiscal quarter of 2020 and up 0.1% as reported and 1.0% in constant currency as compared to last year’s third fiscal quarter. Revenue for the third fiscal quarter of 2020 includes a negative impact from foreign currency movements of approximately $3 million relative to the second quarter of fiscal 2020. Revenue was above the midpoint of Amdocs’ guidance, also after adjusting for the positive impact of approximately $5 million of foreign currency movements relative to guidance.

Net Income and Earnings Per Share

The Company’s GAAP net income for the third quarter of fiscal 2020 was $120.4 million, or $0.90 per diluted share, compared to GAAP net income of $131.4 million, or $0.96 per diluted share, in the prior fiscal year’s third quarter. Net income on a non-GAAP basis was $143.2 million, or $1.07 per diluted share, compared to non-GAAP net income of $163.1 million, or $1.19 per diluted share, in the third quarter of fiscal 2019. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, equity-based compensation expenses and other, net of related tax effects, in the third quarter of fiscal 2020 and in the third quarter of fiscal 2019.

For further details of reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Returning Cash to Shareholders

•

Quarterly Cash Dividend Program: On August 5, 2020, the Board approved the Company’s next quarterly cash dividend payment of $0.3275 per share and set September 30, 2020 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 23, 2020.

•	Share Repurchase Activity: Repurchased $60 million of ordinary shares during the third quarter of fiscal 2020.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.48 billion at the end of the third quarter of fiscal 2020, up $20 million from the end of the prior quarter and up 2.4% as compared to last year’s third fiscal quarter.

Fourth Quarter Fiscal 2020 Outlook

•

Revenue of approximately $1,015-$1,055 million, assuming approximately $4 million sequential positive impact from foreign currency fluctuations as compared to the third quarter of fiscal 2020. Fourth quarter fiscal 2020 guidance does not incorporate revenue from the announced acquisition of Openet as the transaction has not yet closed

•	GAAP diluted EPS of approximately $0.95-$1.03. The impact of the announced acquisition of Openet on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

•

Non-GAAP diluted EPS of approximately $1.16-$1.22, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.06-$0.08 per share of equity-based compensation expense, net of related tax effects. The impact of the announced acquisition of Openet on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in the fourth quarter of fiscal 2020

Full Year Fiscal 2020 Outlook

•	Revenue growth of 1.1%-2.1% year-over-year on a reported basis as compared with (0.5%) -2.5% year-over-year previously

•	Revenue growth of 1.6%-2.6% year-over-year on a constant currency basis as compared with 0.5%-3.5% year-over-year previously

•

Full year fiscal 2020 revenue guidance incorporates just over 1% of growth from the acquisition of TTS Wireless, and a negative impact from foreign currency fluctuations of approximately 0.5% as compared with an 1% negative impact year-over-year previously, but does not incorporate revenue from the announced acquisition of Openet as the transaction has not yet closed

•

GAAP diluted earnings per share growth of roughly 5.0%-7.5% year-over-year as compared with 4.0%-10.0% year-over-year previously. The impact of the announced acquisition of Openet on GAAP diluted EPS will not be known until after Amdocs completes the purchase price allocation

•

Non-GAAP diluted earnings per share growth of roughly 1.6%-3.0% year-over-year as compared with 0.0%-4.0% year-over-year previously, excluding amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisitions related liabilities measured at fair value, and approximately $0.25-$0.27 per share of equity-based compensation expense, net of related tax effects. The impact of the announced acquisition of Openet on Amdocs’ non-GAAP diluted earnings per share is expected to be neutral in the full fiscal years 2020 and 2021, and accretive thereafter

•	Expects free cash flow of approximately $420 million as compared with $400 million previously disclosed, comprised of cash flow from operations, less net capital expenditures and other

•

Reiterates normalized free cash flow of approximately $500 million; normalized free cash flow excludes capital expenditure of up to $70 million related to the new campus development in Israel, and other items, as compared with capital expenditure of up to $90 million previously disclosed

Our fourth fiscal quarter 2020 and full year fiscal 2020 outlook takes into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from the COVID-19 pandemic, which has created a significant amount of uncertainty, and from T-Mobile’s recently completed merger with Sprint, or from other current and potential customer consolidation activity.

Conference Call Details

Amdocs will host a conference call on August 5, 2020 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2020 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 3378515. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	non-recurring and unusual charges;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures and other. Normalized free cash flow, a measure of our operating performance, is further adjusted to exclude net capital expenditures related to the new campus development, payments for previously expensed restructuring charges, payments for legal dispute settlement, and payments of acquisition related liabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow and normalized free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, non-recurring and unusual charges, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

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About Amdocs

Amdocs’ purpose is to enrich lives and progress society, using creativity and technology to build a better connected world. Amdocs and its 25,000 employees partner with the leading players in the communications and media industry, enabling next-generation experiences in 85 countries. Our cloud-native, open and dynamic portfolio of digital solutions, platforms and services brings greater choice, faster time to market and flexibility, to better meet the evolving needs of our customers as they drive growth, transform and take their business to the cloud. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $4.1 billion in fiscal 2019.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, the duration and severity of the COVID-19 pandemic, and its impact on the global economy, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2019 filed on December 16, 2019 and our Form 6-K furnished for the first quarter of fiscal 2020 on February 18, 2020 and for the second quarter of fiscal 2020 on May 18, 2020.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenue	$1,026,201	$1,024,704	$3,116,091	$3,056,416
Operating expenses:
Cost of revenue	681,725	664,862	2,052,007	1,986,043
Research and development	70,093	68,376	206,199	203,827
Selling, general and administrative	109,612	125,088	352,187	367,411
Amortization of purchased intangible assets and other	17,240	24,058	57,878	73,543

	878,670	882,384	2,668,271	2,630,824

Operating income	147,531	142,320	447,820	425,592
Interest and other expense, net	2,417	3,959	5,059	4,303

Income before income taxes	145,114	138,361	442,761	421,289
Income taxes	24,707	6,913	79,384	63,870

Net income	$120,407	$131,448	$363,377	$357,419

Basic earnings per share	$0.90	$0.96	$2.71	$2.59

Diluted earnings per share	$0.90	$0.96	$2.70	$2.58

Basic weighted average number of shares outstanding	133,150	136,541	134,013	138,126

Diluted weighted average number of shares outstanding	133,593	137,082	134,758	138,769

Cash dividends declared per share	$0.3275	$0.285	$0.940	$0.820

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2020	2019	2020	2019
Revenue	$1,026,201	$1,024,704	$3,116,091	$3,056,416
Non-GAAP operating income	175,476	177,289	533,940	529,900
Non-GAAP net income	143,198	163,126	433,042	447,952
Non-GAAP diluted earnings per share	$1.07	$1.19	$3.21	$3.23
Diluted weighted average number of shares outstanding	133,593	137,082	134,758	138,769

Free Cash Flows and Normalized Free Cash Flow

(In thousands)

	Three months ended		Nine months ended
	June 30,		June 30,
	2020	2019	2020	2019
Net Cash Provided by Operating Activities	$186,680	$164,473	$453,456	$442,752
Purchases of property and equipment, net (*)	(41,250)	(35,833)	(145,955)	(93,761)

Free Cash Flow	145,430	128,640	307,501	348,991
Payments for legal dispute settlement	—	—	—	55,000
Payments of acquisition related liabilities	7,667	7,667	9,417	7,667
Payments for previously expensed restructuring charges	284	3,455	1,929	14,394
Net capital expenditures related to the new campus development (*)	15,460	3,410	46,752	(2,206)

Normalized Free Cash Flow	$168,841	$143,172	$365,599	$423,846

(*)

The amounts under “Purchase of property and equipment, net” and the amounts under “Net capital expenditures related to the new campus development”, include proceeds from sale of property and equipment of $133 and $74, for the nine months ended June 30, 2020 and 2019, respectively, and proceeds of $9,676 relating to the refund of betterment levy, for the nine months ended June 30, 2019 ($4,776 of which was a refund to the noncontrolling interests).

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended June 30, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$681,725	$—	$(4,985)	$356	$—	$677,096
Research and development	70,093	—	(711)	—	—	69,382
Selling, general and administrative	109,612	—	(5,365)	—	—	104,247
Amortization of purchased intangible assets and other	17,240	(17,240)	—	—	—	—

Total operating expenses	878,670	(17,240)	(11,061)	356	—	850,725

Operating income	147,531	17,240	11,061	(356)	—	175,476

Income taxes	24,707	—	—	—	5,154	29,861

Net income	$120,407	$17,240	$11,061	$(356)	$(5,154)	$143,198

	Three months ended June 30, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$664,862	$—	$(5,080)	$(2,076)	$—	$—	$657,706
Research and development	68,376	—	(608)	—	—	—	67,768
Selling, general and administrative	125,088	—	(3,147)	—	—	—	121,941
Amortization of purchased intangible assets and other	24,058	(24,058)	—	—	—	—	—

Total operating expenses	882,384	(24,058)	(8,835)	(2,076)	—	—	847,415

Operating income	142,320	24,058	8,835	2,076	—	—	177,289

Interest and other expense, net	3,959	—	—	—	(2,025)	—	1,934

Income taxes	6,913	—	—	—	—	5,316	12,229

Net income	$131,448	$24,058	$8,835	$2,076	$2,025	$(5,316)	$163,126

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Nine months ended June 30, 2020
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,052,007	$—	$(15,024)	$4,328	$—	$2,041,311
Research and development	206,199	—	(2,237)	—	—	203,962
Selling, general and administrative	352,187	—	(15,309)	—	—	336,878
Amortization of purchased intangible assets and other	57,878	(57,878)	—	—	—	—

Total operating expenses	2,668,271	(57,878)	(32,570)	4,328	—	2,582,151

Operating income	447,820	57,878	32,570	(4,328)	—	533,940

Income taxes	79,384	—	—	—	16,455	95,839

Net income	$363,377	$57,878	$32,570	$(4,328)	$(16,455)	$433,042

	Nine months ended June 30, 2019
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,986,043	$—	$(15,261)	$(199)	$—	$—	$1,970,583
Research and development	203,827	—	(1,957)	—	—	—	201,870
Selling, general and administrative	367,411	—	(13,348)	—	—	—	354,063
Amortization of purchased intangible assets and other	73,543	(73,543)	—	—	—	—	—

Total operating expenses	2,630,824	(73,543)	(30,566)	(199)	—	—	2,526,516

Operating income	425,592	73,543	30,566	199	—	—	529,900

Interest and other expense, net	4,303	—	—	—	(2,025)	—	2,278

Income taxes	63,870	—	—	—	—	15,800	79,670

Net income	$357,419	$73,543	$30,566	$199	$2,025	$(15,800)	$447,952

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	June 30, 2020	September 30, 2019
ASSETS
Current assets
Cash and cash equivalents	$1,194,043	$471,632
Accounts receivable, net, including unbilled of $182,847 and $227,061, respectively	952,543	987,858
Prepaid expenses and other current assets	252,711	216,084

Total current assets	2,399,297	1,675,574
Property and equipment, net	573,948	525,314
Lease assets	304,501	—
Goodwill and other intangible assets, net	2,652,325	2,667,997
Other noncurrent assets	454,284	423,941

Total assets	$6,384,355	$5,292,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,020,404	$1,089,748
Short-term financing arrangements	100,000	—
Lease liabilities	62,549	—
Deferred revenue	124,004	118,182

Total current liabilities	1,306,957	1,207,930
Lease liabilities	233,699	—
Long-term debt, net of unamortized debt issuance costs	643,798	—
Other noncurrent liabilities	552,734	542,430
Total Amdocs Limited Shareholders’ equity	3,604,658	3,499,957
Noncontrolling interests	42,509	42,509

Total equity	3,647,167	3,542,466

Total liabilities and equity	$6,384,355	$5,292,826

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended June 30,
	2020	2019
Cash Flow from Operating Activities:
Net income	$363,377	$357,419
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	144,715	155,258
Amortization of debt issuance costs	9	—
Equity-based compensation expense	32,570	30,566
Deferred income taxes	43,916	(9,455)
Loss from short-term interest-bearing investments	—	538
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	18,522	22,721
Prepaid expenses and other current assets	(12,603)	4,655
Other noncurrent assets	(14,110)	3,370
Lease assets and liabilities, net	(9,869)	—
Accounts payable, accrued expenses and accrued personnel	(98,670)	(79,232)
Deferred revenue	917	(36,192)
Income taxes payable, net	(13,752)	(4,605)
Other noncurrent liabilities	(1,566)	(2,291)

Net cash provided by operating activities	453,456	442,752

Cash Flow from Investing Activities:
Purchases of property and equipment, net (*)	(145,955)	(93,761)
Proceeds from sale of short-term interest-bearing investments	—	51,473
Net cash paid for business and intangible assets acquisitions	(29,258)	(8,782)
Other	(5,290)	1,116

Net cash used in investing activities	(180,503)	(49,954)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	450,000	—
Payments of financing arrangements	(350,000)	—
Proceeds from issuance of debt, net	645,685	—
Repurchase of shares	(270,062)	(308,036)
Proceeds from employee stock options exercised	95,979	25,706
Payments of dividends	(120,493)	(108,886)
Investment by noncontrolling interests, net (*)	—	(4,776)
Payment of contingent consideration from a business acquisition	(1,411)	(7,470)
Other	(240)	(331)

Net cash provided by (used in) financing activities	449,458	(403,793)

Net increase (decrease) in cash and cash equivalents	722,411	(10,995)
Cash and cash equivalents at beginning of period	471,632	418,783

Cash and cash equivalents at end of period	$1,194,043	$407,788

(*)

The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $133 and $74, for the nine months ended June 30, 2020 and 2019, respectively, and proceeds of $9,676 relating to the refund of betterment levy for the nine months ended June 30, 2019 ($4,776 of which was a refund to the noncontrolling interests).

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
North America	$685.9	$691.3	$662.1	$644.2	$643.9
Europe	145.4	148.3	154.7	156.1	145.5
Rest of the World	194.9	208.3	225.2	230.0	235.3

Total Revenue	$1,026.2	$1,047.9	$1,042.0	$1,030.3	$1,024.7

	Three months ended
	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Managed Services Revenue	$604.5	$604.0	$579.7	$583.3	$578.1

	As of
	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
12-Month Backlog	$3,480	$3,460	$3,520	$3,490	$3,400

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